

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 29, 2007

Scott M. Sperling
President
BT Triple Crown Capital Holdings III, Inc.
One International Place
36th Floor
Boston, MA 02110

> **Re:** **BT Triple Crown Capital Holdings III, Inc.**
> **Form S-4**
> **Filed May 30, 2007**
> **File No. 333-143349**

Dear Mr. Sperling:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide all of the disclosure required by Item 18(a)(5) and Item 18(a)(7) of Form S-4, including executive compensation disclosure for the surviving or acquiring company, in the body of the S-4. We note that BT Triple Crown is the acquiring company, that BT Triple Crown will be the surviving company, and that the registrant is not eligible to incorporate by reference.

2. As appropriate, please revise the joint proxy statement/prospectus to comply with the comments we issued on the Form 10-K of Clear Channel Communications, Inc.

Cover Page/Letter to Shareholders

3.   We remind you to limit your cover page to one page and to limit your disclosure here to the information required by Item 501 of Regulation S-K and information that is otherwise key to a voting and investment decision. In this regard, please revise the first paragraph to describe the transaction in clear, plain English, rather than focusing on the existence of merger subs and the mechanics of the transaction.

4.   Revise to make clear that Clear Channel shareholders may elect to receive the cash consideration or stock consideration for all or any portion of their Clear Channel shares, subject to the pro-rata provisions of the merger agreement and the individual cap.

5.   Revise the paragraph beginning with the phrase "Please note that the proxy cards that accompanied…" to clarify that even if a shareholder has previously validly executed a proxy card and does not wish to change his vote, s/he is still required to submit the form of election by the deadline set forth in the proxy statement/prospectus if s/he wishes to receive the stock consideration.

6.   We note that the original proxy cards were mailed to Clear Channel shareholders at the end of January 2007. In your response letter, please provide us with your legal analysis as to why the original proxy cards should continue to be valid while considering that:

- the proxy cards were mailed five months ago;
- the record date has been changed several times; and
- the parties have agreed to significant changes to the terms and structure of the proposed merger, including the consideration payable.

Questions and Answers about the Merger and the Special Meeting, page 2

7.   You currently repeat information in your lengthy questions and answers and summary sections. For purposes of eliminating redundancies and grouping like information together, please view your questions and answers and summary as one section. In addition, we suggest that you focus your questions on those that lend themselves to brief, factual, and/or yes or no answers and thereby reduce the length of the questions and answers. Please revise accordingly.

8.   The Questions and Answers, Summary, and Risk Factors sections are filled with defined terms that make those sections difficult to understand, including terms such as "Effective Time," "Rollover Shares," "Net Electing Option Shares," "Additional Consideration," "Stock Election," "Stock Consideration," "Cash

Election," and "Cash Consideration." These are merely examples. Please replace each defined term found in the Questions and Answers, Summary, and Risk Factors sections with descriptive words or phrases that enhance the readability of the prospectus.

9.   When referring to defined terms later in the document, please define each term the first time it is used (rather than directing shareholders to a definition found later in the document).

"Will the holders of the Class A common stock have the right to elect…[,]" page 8

10.   We note your disclosure that, pursuant to the voting agreement entered into with the Highfields Funds, the Highfields Funds possess the right to nominate two independent directors to Holdings' board "until the Highfields Funds beneficially own…less than 5% of the outstanding shares of voting securities of Holdings issued as Stock Consideration…." In your revised joint proxy statement/prospectus, disclose the amount of Holdings Class A common stock that the Highfields Funds intend to elect to receive in connection with the merger, if known. Also indicate whether the shares issuable to the Highfields Funds are being registered on this Form S-4.

11.   Revise to clarify that, due to the minority equity ownership interest that shareholders will possess after the merger, those shareholders will not have the power to elect the remaining ten directors to Holdings' board.

"If my shares are held in street name by my broker …[,]" page 10

12.   Disclose the effect of broker non-votes on the proposal to adjourn the special meeting.

Summary, page 15

Interests of Clear Channel's Directors and Executive Officers in the Merger, page 22

13.   Please quantify on an aggregate basis the benefits that Clear Channel's officers and directors will receive as a result of their interests in the merger.

Opinion of Clear Channel's Financial Advisor, page 22

14.   Revise this section as well as the related discussion on page 112 to disclose the portion of the fee payable to Goldman Sachs that is contingent upon consummation of the merger. In addition, revise the reference to the advisor's opinion appearing in "Reasons for the Merger" to address what consideration the

board gave to the contingent payment in deciding to rely upon Goldman Sachs' opinion.

Regulatory Approvals, page 24

15.   Update your discussion to provide a brief summary of the status of any required regulatory approvals and compliance, as required by Item 3(i) of Form S-4, and include a more detailed discussion of the status of required regulatory approvals and compliance on page 116 ("Regulatory Approvals").

Material United States Federal Income Tax Consequences, page 25

16.   Please remove all uses of the word "generally" when the word is used to modify a conclusion about the tax consequences. A tax discussion should be stated as definitively as possible.

Conditions to the Merger, page 26

17.   Disclose here whether it is the Clear Channel board's intent to resolicit stockholder approval of the transaction if either party waives material conditions. We generally believe that recirculation and resolicitation is required when companies waive material conditions and such changes in the terms of the transaction render the disclosure previously provided to shareholders materially misleading.

Risk Factors, page 36

"Potential Risk of greater taxable gain…[,]" page 37

18.   Briefly describe, in plain English, the importance to investors of the categorization of the "Deemed Exchange" as an "exchange described in Section 351 of the Code," keeping in mind our request (in our prior comment) to remove defined terms from the forepart of the prospectus. Also revise the risk factor discussion to clarify the degree of the uncertainty of the tax consequences.

"Clear Channel and the Fincos may not be able to obtain the regulatory approvals…[,]" page 37

19.   Revise to clarify whether, because of the types of companies owned by each of the Fincos (and any affiliates of the Fincos), there is a risk that regulatory agencies will require divestiture of certain assets or may seek to impose conditions on the merger. We may have further comments after reviewing your revisions.

Former Clear Channel shareholders who become shareholders of Holdings…[,]" page 38

20.   Briefly summarize the material differences in the rights of shareholders and
        explain why they present potential risks to those who become shareholders of
        Holdings.

"The incurrence of indebtedness to pay the cash portion of the Merger
Consideration…[,]" page 40

21.   Quantify the "substantial portion" of Clear Channel's cash flow that will be used
        to pay principal and interest on its debt. Also disclose the pro forma ratios of
        indebtedness to total capital and earnings to fixed charges.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 53

22.   Please disclose the amounts of the nonrecurring charges that have been and/or
        will be incurred in connection with the merger.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Data, page 58

23.   Please refer to the third paragraph under (B). Disclose and tell us why you are
        assuming no Rollover Shares by other management shareholders.

24.   Please refer to the table of the control group continuing ownership on page 59.
        Separately present line items for definite-lived intangible assets, indefinite-lived
        intangible assets and goodwill.

25.   Please refer to adjustment (G). Disclose the amount of the non-qualified
        employee benefit plan payment.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, pages 56 and 57

26.   Please present the pro forma condensed consolidated statement of operations for
        the years ended December 31, 2005 and 2004, giving effect only to the
        discontinued operations.

Contractual Obligations; Indebtedness and Dividend Policy Following the Merger, page
64

27.   Please expand this section to provide specific disclosure of the material terms you
        anticipate will be set forth in each of your debt financing arrangements, including,
        but not limited to, interest rates, duration, material covenants restricting your
        ability to incur additional indebtedness and dispose of assets, and financial

covenants. Furthermore, as soon as each agreement governing your debt financing is available, please file the agreement as an exhibit and ensure that all of the material terms of the agreement are summarized in this section of the proxy statement/prospectus. We may have further comments after reviewing your revised disclosure.

28.   We note your statement on page 64 that you believe that cash generated from operations and the amounts available under various financing arrangements will be adequate to fund your debt service obligations, costs of operations, working capital needs and capital expenditures "for the foreseeable future." Please indicate if your belief covers the next twelve months. Also clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months; if so, then state the length of time for which the existing funds will be sufficient.

29.   Revise the discussion under "Indebtedness" to clarify why the debt financing "may not be considered assured." Further, please convey in an appropriate risk factor that the final terms, structures and amounts of the debt financing arrangements will not be determined by the time shareholders must submit the forms of election and make their investment decision.

The Special Meeting of Shareholders, page 70

Submitting Proxies Via the Internet or by Telephone, page 71

30.   Please provide us with the web addresses and passwords necessary to access the site where shareholders can vote via the Internet.

The Merger, page 72

31.   Consider including a graphic illustrating the corporate structure and ownership of the three classes of BT Triple Crown common stock after the merger is completed. For example, this illustration could reflect the ownership of the merged company by each of the parties to the merger (including, but not limited to, the senior executive officers and directors of Clear Channel and the Highfields Funds), with different charts based on varying levels of stock elections (e.g., less than 1%, 10%, 20%, and 30% equity ownership of BT Triple Crown by holders of the "Public Shares" and "Net Electing Option Shares").

Background of the Merger, page 72

32.   The Background section contains multiple references to presentations or analyses provided by each of Goldman Sachs, Lazard, and Watson Wyatt relating to a

potential transaction with Bain Capital and THL Partners, beginning with Goldman Sachs' presentation on October 13, 2006 (page 76) and each of Lazard's and Watson Wyatt's discussions with Clear Channel's special advisory committee during the first two weeks of November (page 81). Advise us why each of these presentations do not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

33.   Please summarize the events that occurred after the amendment to the merger agreement was executed on April 19, 2007, but before the board of directors received a revised term sheet from Fincos on May 2, 2007.

34.   Your disclosure indicates that significant shareholders of Clear Channel expressed a "lack of interest" in acquiring shares of capital stock of the surviving corporation until the period from May 7, 2007 through May 17, 2007, when a "substantial majority" of Clear Channel's "most significant shareholders" requested that the board negotiate a stock election. Clarify whether early May was the first time that Clear Channel's significant shareholders indicated an interest in receiving shares of the surviving company and disclose the reasons that the shareholders gave for this change in position, if any.

35.   We note your disclosure, on page 88, that members of the board of directors had "discussions with the most significant shareholders of Clear Channel…." Identify these shareholders. Furthermore, clarify when the Clear Channel board first negotiated terms of a voting agreement with the Highfields Funds and summarize those negotiations.

36.   Address how the board overcame its concerns that a stock election feature would result in a substantial delay in the special meeting to consider the merger.

Reasons for the Merger, page 90

37.   Explain why the board determined to limit its recommendation to the cash consideration to be received by shareholders and not address the stock consideration.

38.   For each of the factors discussed in this section, clarify why the board believed the factor weighed in favor of (or against) the proposed transaction. For example, expand the first three bullet points to disclose what the board specifically considered regarding Clear Channel's financial condition, prospects, competitive condition, challenges, risks and strategic alternatives and why the factors were

viewed by the board as supporting its decision to enter into the merger agreement. Your revisions should explain what strategic alternatives were considered by the board and why they were rejected. As another example, explain why the board considered the fact that the consideration is not all cash to be a negative factor.

39.   We note that one of the factors supporting the board's decision is the fact that shareholders will have the option to receive an equity interest in Holdings. Revise to discuss what the board considered regarding the risks associated with Holdings Class A common stock, particularly the surviving company's substantially increased indebtedness, and the likely reduced liquidity in that stock.

New Employment Agreements, page 99

40.   Please tell us why the pro forma statement of operations does not give effect to these agreements.

Financing, page 103

Debt Financing, page 104

41.   We note your statement on page 106 that the "description of the Debt Financing and the Debt Commitment Letter included herein will not be updated or otherwise revised to reflect circumstances existing after the date of this proxy statement/prospectus…." Please note that if facts arise after effectiveness of the Form S-4 and those new facts render the disclosure in the proxy statement/prospectus materially misleading, you will have an obligation to disclose the information to shareholders. Please revise to confirm this understanding.

Opinion of Clear Channel's Financial Advisor, page 106

42.   Provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Clear Channel's financial advisor in connection with rendering its opinion and advice throughout the negotiation process. We may have further comment upon receipt of these materials. Also provide us with copies of the engagement letter.

43.   To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisors did and how the analyses and conclusions are relevant to stockholders. Also describe the purpose of each analysis. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis.

44. With respect to each type of analysis performed by Goldman Sachs, provide more specific disclosure of the methods Goldman Sachs used to arrive at the key figures utilized in each analysis. For example, clarify why the advisor used the particular ratios disclosed on page 108. As another example, summarize the method by which the advisor arrived at the particular range of discount rates (i.e., by describing in greater detail the "weighted-average cost of capital based on the capital structure of Clear Channel as of May 15, 2007") and perpetuity growth rates used in the discounted cash flow analysis. These are merely examples. The summary of the analyses performed by Goldman Sachs should provide a clear picture of the methods and calculations the advisor used to arrive at the particular values disclosed in this section.

45. The staff notes the disclaimer by Goldman Sachs, Clear Channel, and "any other person" relating to the forecasts provided to Goldman and the analyses Goldman Sachs performed (page 111). While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

46. Revise the disclosure on pages 111 and 112 to provide quantified disclosure of the compensation that Goldman Sachs received for all services provided to Clear Channel and its affiliates during the past two years in accordance with Item 1015(b)(4) of Regulation M-A. Also revise to quantify the fees paid for services that Goldman Sachs provided to Bain, THL Partners and their affiliates during the past two years or advise us why you believe such information is not material.

Material United States Federal Income Tax Consequences, page 113

47. Substantially revise this section to state in clear, plain language how Clear Channel shareholders will be taxed. Currently, this section is difficult to read given the use of defined terms and legalese.

48. We note your statement on page 115 that those electing to receive only shares of BT Triple Crown Holdings will not recognize any gain or loss. It appears that the tax consequences to those electing to receive BT Triple Crown shares, and to those electing to receive a combination of BT Triple Crown shares and cash, is material. Please advise whether you intend on securing an opinion of counsel pertaining to the material tax consequences to those electing to receive shares and a combination of shares and cash in connection with the merger, as required by Item 601(b)(8) of Regulation S-K. Furthermore, please note that regardless of whether you obtain a long-form or short-form opinion, the conclusions as to the material tax consequences must be a conclusion of counsel, rather than of Clear Channel, and the opinion and consent must be filed and signed by counsel prior to effectiveness of the registration statement.

49.   Disclose how shareholders will be taxed in the "unlikely event that Section 304 of the Code were to apply to the merger…."

The Merger Agreement, page 119

50.   We note your statement in the second paragraph that the summary of the merger agreement "is not intended to provide any other factual information" about Clear Channel and the other merger parties. Similarly, we note your statement under "Representations and Warranties" on page 125 that the representations and warranties were "made to and solely for the benefit of [the parties to the merger agreement]." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Representations and Warranties, page 125

51.   We note your statements that the representations and warranties "were made only as of the date of the original merger agreement" and information "may have changed since the date of the merger agreement." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contract provisions are required to make the statements included in the joint proxy statement/prospectus not misleading.

Security Ownership of Certain Beneficial Owners and Management, page 145

52.   Revise the beneficial ownership table to attribute ownership of the shares held by spouses to the corresponding directors and executive officers. Refer to Release No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children"). You may retain the disclaimers of beneficial ownership in the footnotes to the table.

Item 22. Undertakings, page II-2

53.   Include the undertakings required by Item 512(a) of Regulation S-K.

Signatures

54.   Please include the signature of the executive officer in his capacity as the Principal Financial Officer.

Exhibits

55.   For those agreements filed as exhibits pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

56.   Please file the equity and debt commitment letters summarized on pages 103 through 106, as well as all agreements that govern (or will govern) each of the equity and debt financing as soon as those agreements are available.

57.   When available, file the employment agreements governing employment with BT Triple Crown as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. Furthermore, file the letter agreement discussed on pages 98 through 99 of your document.

58.   File the form of election as an exhibit.

                              *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: David B. Antheil
        Akin Gump Strauss Hauer & Feld LLP
        Via Facsimile: (310) 229-1001